UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.
2.	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2024
3.	Limited Review Reports
4.	News Release
5.	Annexure

Item 1.

OTHER NEWS

Subject: Outcome of Board Meeting held on January 25, 2025

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

1.	Approval of unaudited financial results of the Bank for the quarter and nine months ended December 31, 2024

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2024. We enclose herewith the following:

o	Unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2024;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period; and

o	News Release on unaudited financial results for the quarter and nine months ended December 31, 2024.

2.	Re-appointment of Mr. Sandeep Batra (DIN: 03620913) as Executive Director of the Bank:

The Board of Directors recorded that the current tenure of Mr. Sandeep Batra (DIN: 03620913) Executive Director of the Bank was up to December 22, 2025. The Board unanimously approved the re-appointment of Mr. Sandeep Batra for a further period of two years with effect from December 23, 2025 to December 22, 2027, subject to approval of Reserve Bank of India, shareholders, and such other approvals as may be required.

3.	Re-appointment of Mr. Rakesh Jha (DIN: 00042075) as Executive Director of the Bank

The Board approved the proposal for seeking approval from Reserve Bank of India for the re-appointment of Mr. Rakesh Jha (DIN: 00042075) as the Executive Director of the Bank from September 2, 2025 to September 1, 2027. The Board and shareholders have already approved the appointment of Mr. Jha as the Executive Director of the Bank upto September 1, 2027.

All the above proposed re-appointments are in line with RBI Circular RBI/2021-22/24 DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021.

The other details as required pursuant to Regulation 30 of the SEBI Listing Regulations with regard to re-appointment of Directors are enclosed as Annexure.

Please take the above information on record.

Item 2.

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			41,299.82	40,537.38	36,694.58	120,832.98	104,942.58	142,890.94
	a)	Interest/discount on advances/bills		32,048.40	31,426.45	28,557.51	93,583.39	81,520.53	110,943.93
	b)	Income on investments		8,302.14	8,311.33	7,210.67	24,770.05	20,848.98	28,630.99
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		489.59	517.11	454.19	1,449.70	1,361.23	1,791.39
	d)	Others		459.69	282.49	472.21	1,029.84	1,211.84	1,524.63
2.	Other income[1]			7,068.05	7,176.66	6,097.06	21,246.63	17,308.99	22,957.77
3.	TOTAL INCOME (1)+(2)			48,367.87	47,714.04	42,791.64	142,079.61	122,251.57	165,848.71
4.	Interest expended			20,929.21	20,489.40	18,016.03	60,861.48	49,729.66	68,585.22
5.	Operating expenses (e)+(f)			10,552.11	10,501.46	10,051.99	31,583.56	29,429.90	39,132.73
	e)	Employee cost		3,929.05	4,136.14	3,812.67	12,435.70	11,421.75	15,141.99
	f)	Other operating expenses		6,623.06	6,365.32	6,239.32	19,147.86	18,008.15	23,990.74
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)
				31,481.32	30,990.86	28,068.02	92,445.04	79,159.56	107,717.95
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			16,886.55	16,723.18	14,723.62	49,634.57	43,092.01	58,130.76

8.	Provisions (other than tax) and contingencies			1,226.65	1,233.09	1,049.37	3,791.92	2,924.44	3,642.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
12.	Tax expense (g)+(h)			3,867.48	3,744.21	3,402.71	11,245.24	9,986.83	13,599.56
	g)	Current tax		3,902.77	3,306.43	3,366.19	10,535.76	9,750.08	12,050.65
	h)	Deferred tax		(35.29)	437.78	36.52	709.48	236.75	1,548.91
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			11,792.42	11,745.88	10,271.54	34,597.41	30,180.74	40,888.27
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			11,792.42	11,745.88	10,271.54	34,597.41	30,180.74	40,888.27
16.	Paid-up equity share capital (face value Rs. 2 each)			1,412.11	1,409.45	1,403.18	1,412.11	1,403.18	1,404.68
17.	Reserves excluding revaluation reserves								232,505.97
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		14.71%	15.35%	14.61%	14.71%	14.61%	16.33%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.72	16.68	14.65	49.13	43.12	58.38
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.45	16.40	14.40	48.30	42.34	57.33
19.	NPA Ratio[2]
	i)	Gross non-performing customer assets (net of write-off)		27,745.33	27,121.15	28,774.63	27,745.33	28,774.63	27,961.68
	ii)	Net non-performing customer assets		5,897.76	5,685.14	5,378.48	5,897.76	5,378.48	5,377.79
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.96%	1.97%	2.30%	1.96%	2.30%	2.16%
	iv)	% of net non-performing customer assets to net customer assets		0.42%	0.42%	0.44%	0.42%	0.44%	0.42%
20.	Return on assets (annualised)			2.36%	2.40%	2.32%	2.38%	2.38%	2.37%
21.	Net worth[3]			262,305.12	250,418.12	215,432.30	262,305.12	215,432.30	227,933.46
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.25	0.27	0.32	0.25	0.32	0.30
25.	Total debts to total assets[5]			6.34%	6.30%	7.11%	6.34%	7.11%	6.68%
1.	During FY2024, the Bank had transferred accumulated translation loss of Rs. 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At December 31, 2024, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.03% (September 30, 2024: 2.04%, March 31, 2024: 2.26%, December 31, 2023: 2.37%) and net non-performing advances to net advances was 0.45% (September 30, 2024: 0.45%, March 31, 2024: 0.45%, December 31, 2023: 0.47%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)
Particulars	At
	December 31, 2024	September 30, 2024	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,412.11	1,409.45	1,404.68	1,403.18
Employees stock options/units outstanding	1,801.66	1,650.74	1,405.32	1,242.55
Reserves and surplus	268,429.17	256,479.80	235,589.32	224,190.83
Deposits	1,520,308.75	1,497,760.67	1,412,824.95	1,332,314.54
Borrowings (includes subordinated debt)	127,731.77	124,492.93	124,967.58	126,871.26
Other liabilities and provisions	93,659.67	95,064.64	95,322.73	97,199.72
Total Capital and Liabilities	2,013,343.13	1,976,858.23	1,871,514.58	1,783,222.08

Assets
Cash and balances with Reserve Bank of India	75,780.32	89,101.67	89,711.70	64,869.20
Balances with banks and money at call and short notice	67,635.18	47,696.98	50,214.31	34,458.91
Investments	471,978.34	479,098.46	461,942.27	436,649.75
Advances	1,314,366.05	1,277,240.43	1,184,406.39	1,153,771.02
Fixed assets	11,921.03	11,545.62	10,859.84	10,353.96
Other assets	71,662.21	72,175.07	74,380.07	83,119.24
Total Assets	2,013,343.13	1,976,858.23	1,871,514.58	1,783,222.08

Notes on standalone finanical results:
1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on January 25, 2025.
2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	At December 31, 2024, the Bank holds contingency provision of Rs. 13,100.00 crore (September 30, 2024, March 31, 2024 and December 31, 2023: Rs. 13,100.00 crore).
4.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
	a) Loans not in default
	(i) Details of loans not in default sold/acquired under assignment during nine months ended December 31, 2024:
	₹ in crore
		Particulars	Loans acquired	Loans sold
		Amount of loan	7,419.59	..
		Weighted average residual maturity (in years)	9.05	..
		Weighted average holding period of the originator (in years)	1.06	..
		Retention of beneficial economic interest by the originator	2,362.11	..
		Tangible security coverage (times)	1.61	..
		1. The Bank has acquired facilities amounting to Rs. 477.69 crore and has sold facilities amounting to Rs. 60.00 crore during nine months ended December 31, 2024 through novation.
		2. In addition, the Bank has not acquired any loan through risk participation from secondary market.
		3. The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.

	(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during nine months ended December 31, 2024:
	₹ in crore
		Rating	Loans acquired	Loans sold
		Ind A-, A+, AA+,AA	546.97	..
		ICRA A,AA-,A+	172.54	..
		Crisil A,A+,AA	45.25	..
		1. Excluding retail and other unrated loans.

	b) Stressed loans (NPA and Special Mention Accounts)
	(i)	Details of stressed loans classified as NPA sold by the Bank during nine months ended December 31, 2024:
	₹ in crore
		Particulars	To ARCs	To permitted transferees
		Number of accounts	24	..
		Aggregate principal outstanding of loans transferred[2]	188.11	..
		Weighted average residual tenor of the loans transferred[3]	..	..
		Net book value of loans transferred (at the time of transfer)[4]	..	..
		Aggregate consideration	166.53	..
		Additional consideration realized in respect of accounts transferred in earlier years	..	..
		1. Excess provision reversed/income booked in profit and loss account on account of sale of NPAs to ARCs was Rs. 166.53 crore and no amount was transferred to other permitted transferees.
		2. Net of write-off.
		3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.
		4. Net of write-off and provisions.

	(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during nine months ended December 31, 2024.

	(iii)	The Bank has not acquired non-performing loans during nine months ended December 31, 2024.

	(iv)	Details of rating-wise distribution of SRs held by the Bank at December 31, 2024:
	Rs. in crore
		Rating	NAV estimate %	Carrying value
		RR1	Above 100%	269.95
		RR2	Above 75% upto 100%	..
		RR3	Above 50% upto 75%	234.18
		RR4	Above 25% upto 50%	..
		RR5	Upto 25%	653.38
		Total		1,157.51
		1. The Bank holds marked-to-market loss of Rs. 336.62 crore and additional provision of Rs. 820.89 crore.

5.	There are no changes in the significant accounting policies applied during 9M-2025 as compared to those applied in FY2024 except for classification and measurement of investments by the Bank. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, in standalone financial results, the Bank has accounted net transition gain of ₹ 2,058.31 crore (net of tax) and ₹ 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions.
Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at December 31, 2024 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.
6.	During Q3-2025, the Bank has allotted 13,288,873 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have conducted limited review and issued an unmodified report on the standalone financial results for Q2-2025, Q3-2025 and 9M-2025. The standalone financial results for Q3-2024, 9M-2024 and FY2024 were reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified conclusion/opinion.
9.	Rs. 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	39,437.70	38,750.86	34,000.52	115,567.02	98,137.75	134,547.57
b	Wholesale Banking	21,119.32	20,388.83	19,454.81	60,900.30	52,907.71	71,780.22
c	Treasury	34,047.54	33,579.54	29,473.80	100,274.44	83,637.99	113,959.22
d	Other Banking	1,395.25	1,254.38	949.56	3,339.89	2,521.71	3,297.30
	Total segment revenue	95,999.81	93,973.61	83,878.69	280,081.65	237,205.16	323,584.31
	Less: Inter segment revenue	47,631.94	46,259.57	41,087.05	138,002.04	114,953.59	157,735.60
	Income from operations	48,367.87	47,714.04	42,791.64	142,079.61	122,251.57	165,848.71
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	5,332.36	5,556.19	4,288.46	15,127.62	13,363.06	18,849.17
b	Wholesale Banking	5,903.24	5,197.53	5,746.05	16,012.84	14,495.75	19,971.71
c	Treasury	4,218.14	4,603.39	3,327.70	14,295.11	11,656.75	14,898.40
d	Other Banking	206.16	132.98	312.04	407.08	652.01	768.55
	Total segment results	15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
3.	Segment assets
a	Retail Banking	776,300.69	778,247.73	690,053.22	776,300.69	690,053.22	719,313.62
b	Wholesale Banking	539,703.97	502,717.35	476,924.80	539,703.97	476,924.80	482,456.10
c	Treasury	642,457.98	644,803.85	575,869.22	642,457.98	575,869.22	628,256.14
d	Other Banking	49,906.72	46,368.30	33,024.20	49,906.72	33,024.20	34,891.44
e	Unallocated	4,973.77	4,721.00	7,350.64	4,973.77	7,350.64	6,597.28
	Total segment assets	2,013,343.13	1,976,858.23	1,783,222.08	2,013,343.13	1,783,222.08	1,871,514.58
4.	Segment liabilities
a	Retail Banking	1,075,549.50	1,063,337.34	977,391.31	1,075,549.50	977,391.31	1,019,845.49
b	Wholesale Banking	503,046.84	494,981.27	419,641.39	503,046.84	419,641.39	456,571.53
c	Treasury	142,951.22	138,508.93	140,077.86	142,951.22	140,077.86	137,386.24
d	Other Banking	7,052.63	7,390.70	6,174.96	7,052.63	6,174.96	6,212.00
e	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total segment liabilities	1,741,700.19	1,717,318.24	1,556,385.52	1,741,700.19	1,556,385.52	1,633,115.26
5.	Capital employed	271,642.94	259,539.99	226,836.56	271,642.94	226,836.56	238,399.32
6.	Total (4)+(5)	2,013,343.13	1,976,858.23	1,783,222.08	2,013,343.13	1,783,222.08	1,871,514.58

Notes on standalone segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

	RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:
(₹ in crore)
	Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
	Q3-2025
		Retail Banking	39,437.70	5,332.36	776,300.69	1,075,549.50
	(i)	Digital Banking	10,193.87	1,209.75	137,597.09	203,487.78
	(ii)	Other Retail Banking	29,243.83	4,122.61	638,703.60	872,061.72
	Q2-2025
		Retail Banking	38,750.86	5,556.19	778,247.73	1,063,337.34
	(i)	Digital Banking	10,051.48	1,492.86	140,009.42	201,963.08
	(ii)	Other Retail Banking	28,699.38	4,063.33	638,238.31	861,374.26
	Q3-2024
		Retail Banking	34,000.52	4,288.46	690,053.22	977,391.31
	(i)	Digital Banking	8,308.75	1,031.74	111,841.19	174,210.51
	(ii)	Other Retail Banking	25,691.77	3,256.72	578,212.03	803,180.80

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

			For and on behalf of the Board of Directors

				/s/ Sandeep Batra
			Sandeep Batra
Mumbai			Executive Director
January 25, 2025			DIN-03620913

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

CONSOLIDATED FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		47,037.12	46,325.78	40,865.23	137,944.55	116,909.20	159,515.92
	a)	Interest/discount on advances/bills	33,799.92	33,140.75	30,030.69	98,696.26	85,619.44	116,589.78
	b)	Income on investments	11,778.83	11,929.93	9,523.04	35,374.45	27,634.05	38,107.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	822.27	836.46	680.86	2,376.47	1,962.63	2,649.88
	d)	Others	636.10	418.64	630.64	1,497.37	1,693.08	2,169.19
2.	Other income (e)+(f)		27,589.44	26,616.77	18,614.53	76,894.62	51,946.82	76,521.80
	e)	Premium and other operating income from insurance business	18,181.62	16,779.41	10,587.45	48,528.09	28,963.65	45,852.81
	f)	Others	9,407.82	9,837.36	8,027.08	28,366.53	22,983.17	30,668.99
3.	TOTAL INCOME (1)+(2)		74,626.56	72,942.55	59,479.76	214,839.17	168,856.02	236,037.72
4.	Interest expended		22,633.41	22,225.30	19,408.76	65,980.33	53,684.43	74,108.16
5.	Operating expenses (g)+(h)+(i)		32,242.27	30,838.91	23,908.69	91,152.34	67,876.37	97,782.79
	g)	Employee cost	5,673.89	5,993.19	4,749.19	17,832.93	14,222.75	19,171.98
	h)	Claims and benefits paid and other expenses pertaining to insurance business	18,884.48	17,341.60	11,931.49	50,872.75	32,326.33	50,260.12
	i)	Other operating expenses	7,683.90	7,504.12	7,228.01	22,446.66	21,327.29	28,350.69
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		54,875.68	53,064.21	43,317.45	157,132.67	121,560.80	171,890.95

7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		19,750.88	19,878.34	16,162.31	57,706.50	47,295.22	64,146.77

8.	Provisions (other than tax) and contingencies		1,267.86	1,381.88	1,020.45	3,965.63	3,014.50	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		18,483.02	18,496.46	15,141.86	53,740.87	44,280.72	60,434.36
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		18.28	45.19	259.96	120.34	846.45	1,073.77
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		18,501.30	18,541.65	15,401.82	53,861.21	45,127.17	61,508.13
13.	Tax expense (j)+(k)		4,654.41	4,635.66	3,886.67	13,645.52	11,246.71	15,427.62
	j)	Current tax	4,797.23	4,214.41	3,810.46	13,106.38	10,956.53	13,693.30
	k)	Deferred tax	(142.82)	421.25	76.21	539.14	290.18	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders		963.52	958.22	462.55	2,688.71	1,295.61	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		12,883.37	12,947.77	11,052.60	37,526.98	32,584.85	44,256.37
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		12,883.37	12,947.77	11,052.60	37,526.98	32,584.85	44,256.37
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,412.11	1,409.45	1,403.18	1,412.11	1,403.18	1,404.68
19.	Reserves excluding revaluation reserves							250,222.56
20.	Earnings per share (EPS)					-
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		18.26	18.39	15.77	53.29	46.55	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		17.95	18.05	15.47	52.31	45.65	61.96

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	December 31, 2024	September 30, 2024	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,412.11	1,409.45	1,404.68	1,403.18
Employees stock options/units outstanding	1,801.66	1,650.74	1,405.32	1,242.55
Reserves and surplus	289,472.72	277,026.44	253,333.84	241,184.80
Minority interest	15,642.90	15,586.37	13,888.42	7,431.64
Deposits	1,551,165.62	1,529,513.61	1,443,579.95	1,366,842.09
Borrowings (includes subordinated debt)	217,007.20	219,760.55	207,428.00	200,966.94
Policyholders' funds	294,558.26	306,679.41	281,318.33	273,564.40
Other liabilities and provisions	160,427.09	164,884.99	161,704.49	115,382.83
Total Capital and Liabilities	2,531,487.56	2,516,511.56	2,364,063.03	2,208,018.43

Assets
Cash and balances with Reserve Bank of India	75,931.64	89,198.99	89,943.02	64,935.13
Balances with banks and money at call and short notice	96,580.68	75,185.64	72,825.88	56,514.16
Investments	849,417.41	874,760.49	827,162.51	754,864.94
Advances	1,397,265.27	1,360,046.48	1,260,776.20	1,229,198.02
Fixed assets	14,692.82	14,254.27	13,240.28	11,913.77
Other assets	94,689.56	100,155.51	97,640.98	90,491.08
Goodwill on consolidation	2,910.18	2,910.18	2,474.16	101.33
Total Assets	2,531,487.56	2,516,511.56	2,364,063.03	2,208,018.43

Notes on consolidated financial results:
1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on January 25, 2025.
2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (‘IRDAI Guidelines’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	There are no changes in the significant accounting policies applied during 9M-2025 as compared to those applied in FY2024 except for classification and measurement of investments. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of Rs. 2,058.31 crore (net of tax and minority interest) and ₹ 1,408.29 crore (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at December 31, 2024 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.
4.	During Q3-2025, the Bank has allotted 13,288,873 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
5.	At December 31, 2024, the Bank has 18 subsidiaries (including three step-down subsidiaries) and six associates.
6.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for Q2-2025, Q3-2025 and 9M-2025, are not comparable with the previous periods/year.
7.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have conducted limited review and issued an unmodified report on the consolidated financial results for Q2-2025, Q3-2025 and 9M-2025. The consolidated financial results for Q3-2024, 9M-2024 and FY2024 were reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified conclusion/opinion.
10.	Rs. 1.00 crore = ₹ 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	39,437.70	38,750.86	34,000.52	115,567.02	98,137.75	134,547.57
b	Wholesale Banking	21,119.32	20,388.83	19,454.81	60,900.30	52,907.71	71,780.22
c	Treasury	34,051.79	33,563.89	29,356.10	100,267.22	83,380.45	113,701.83
d	Other Banking	2,171.80	2,075.55	1,747.71	5,744.77	4,811.91	6,403.40
e	Life Insurance	15,550.99	13,888.43	13,150.14	40,775.10	36,500.97	54,236.13
f	General Insurance	6,462.35	6,546.95	..	19,184.87	..	1,895.81
g	Others	4,559.87	5,184.30	3,607.65	14,180.56	10,024.60	14,036.87
	Total segment revenue	123,353.82	120,398.81	101,316.93	356,619.84	285,763.39	396,601.83
	Less: Inter segment revenue	48,727.26	47,456.26	41,837.17	141,780.67	116,907.37	160,564.11
	Income from operations	74,626.56	72,942.55	59,479.76	214,839.17	168,856.02	236,037.72
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,332.36	5,556.19	4,288.46	15,127.62	13,363.06	18,849.17
b	Wholesale Banking	5,903.24	5,197.53	5,746.05	16,012.84	14,495.75	19,971.71
c	Treasury	4,222.35	4,587.70	3,209.97	14,287.78	11,399.12	14,640.88
d	Other Banking	421.68	306.75	521.95	1,042.56	1,277.26	1,638.40
e	Life Insurance	375.72	286.36	232.10	922.31	688.89	923.23
f	General Insurance	960.09	919.03	..	2,653.11	..	220.47
g	Others	1,791.61	2,164.03	1,674.77	5,638.75	4,386.80	6,009.70
	Total segment results	19,007.05	19,017.59	15,673.30	55,684.97	45,610.88	62,253.56
	Less: Inter segment adjustment	524.03	521.13	531.44	1,944.10	1,330.16	1,819.20
	Add: Share of profit in associates	18.28	45.19	259.96	120.34	846.45	1,073.77
	Profit before tax and minority interest	18,501.30	18,541.65	15,401.82	53,861.21	45,127.17	61,508.13
3.	Segment assets
a	Retail Banking	776,300.69	778,247.73	690,053.22	776,300.69	690,053.22	719,313.62
b	Wholesale Banking	539,703.97	502,717.35	476,924.80	539,703.97	476,924.80	482,456.10
c	Treasury	643,464.46	645,790.96	581,439.71	643,464.46	581,439.71	634,054.80
d	Other Banking	101,630.96	99,697.42	90,976.81	101,630.96	90,976.81	89,305.62
e	Life Insurance	313,562.01	326,637.20	290,291.18	313,562.01	290,291.18	298,795.29
f	General Insurance	67,543.65	67,534.00	..	67,543.65	..	62,831.70
g	Others	96,324.74	103,293.30	81,565.42	96,324.74	81,565.42	87,996.61
h	Unallocated	5,850.67	5,373.78	7,891.62	5,850.67	7,891.62	7,571.17
	Total	2,544,381.15	2,529,291.74	2,219,142.76	2,544,381.15	2,219,142.76	2,382,324.91
	Less: Inter segment adjustment	12,893.59	12,780.18	11,124.33	12,893.59	11,124.33	18,261.88
	Total segment assets	2,531,487.56	2,516,511.56	2,208,018.43	2,531,487.56	2,208,018.43	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,075,549.50	1,063,337.34	977,391.31	1,075,549.50	977,391.31	1,019,845.49
b	Wholesale Banking	503,046.84	494,981.27	419,641.39	503,046.84	419,641.39	456,571.53
c	Treasury	169,403.66	164,916.99	155,996.16	169,403.66	155,996.16	166,411.24
d	Other Banking	52,902.37	54,914.98	58,540.17	52,902.37	58,540.17	55,134.33
e	Life Insurance	302,174.49	315,258.92	279,465.00	302,174.49	279,465.00	287,991.47
f	General Insurance	53,531.30	53,159.31	..	53,531.30	..	50,358.96
g	Others	81,986.50	89,536.30	71,178.20	81,986.50	71,178.20	76,768.05
h	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total	2,251,694.66	2,249,205.11	1,975,312.23	2,251,694.66	1,975,312.23	2,126,181.07
	Less: Inter segment adjustment	12,893.59	12,780.18	11,124.33	12,893.59	11,124.33	18,261.88
	Total segment liabilities	2,238,801.07	2,236,424.93	1,964,187.90	2,238,801.07	1,964,187.90	2,107,919.19
5.	Capital employed	292,686.49	280,086.63	243,830.53	292,686.49	243,830.53	256,143.84
6.	Total (4)+(5)	2,531,487.56	2,516,511.56	2,208,018.43	2,531,487.56	2,208,018.43	2,364,063.03

Notes on consolidated segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated segmental results for Q2-2025, Q3-2025 and 9M-2025, are not comparable with the previous periods/year.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai	Executive Director
January 25, 2025	DIN-03620913

Item 3.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ limited review report on unaudited standalone financial results for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 of the ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (‘the SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the RBI from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard and other accounting principles generally accepted in India and the RBI guidelines, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters.

5.	The standalone financial results of the Bank for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The standalone financial results of the Bank for corresponding quarter ended 31 December 2023 and corresponding period from 1 April 2023 to 31 December 2023 were reviewed jointly by the predecessor auditors whose report dated 20 January 2024 had expressed an unmodified conclusion.

Our review report is not modified in respect of the above matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684
UDIN: 25109503BMOQAF3445	UDIN: 25101684BMMLKR7991

Place: Mumbai	Place: Mumbai
Date: 25 January 2025	Date: 25 January 2025

Item 4.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Limited review report on unaudited quarterly consolidated financial results and consolidated year-to-date results for quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the net profit after tax of its associates for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), except for the disclosures prescribed by the Reserve Bank of India (the 'RBI') relating to consolidated Pillar 3 disclosures as at 31 December 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 7 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, RBI Guidelines, IRDAI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 7 to the Statement and have not been reviewed by us.

6.	We did not review the interim financial information of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 445,577.08 crores as at 31 December 2024 and total revenues (before consolidation adjustments) of Rs. 24,936.31 crores and Rs. 69,082.67 crores, total net profit after tax (before consolidation adjustments) of Rs. 1,899.31 crores and Rs. 5,589.45 crores, for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024 respectively, as considered in the Statement. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets of Rs. 32,262.16 crores (before consolidation adjustments) as at 31 December 2024 and total revenues of Rs. 1,593.94 crores and Rs. 4,934.12 crores (before consolidation adjustments) and total net profit after tax of Rs. 497.29 crores and Rs. 1,411.25 crores (before consolidation adjustments) for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024 respectively, as considered in the Statement has been reviewed by only one of the joint auditors of the Bank and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the review report issued by the said auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

7.	The Statement includes the financial information of 9 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 52,202.80 crores as at 31 December 2024 and total revenue (before consolidation adjustments) of Rs. 820.61 crores and Rs. 2,532.05 crores and total net profit after tax (before consolidation adjustments) of Rs. 165.87 crores and Rs. 542.02 crores for the quarter ended 31 December 2024 and for the period from1 April 2024 to 31 December 2024, respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 18.28 crores and Rs. 120.34 crores for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024, respectively in respect of 6 associates, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information are not material to the Group.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 22 January 2025 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2024 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion is not modified in respect of this matter.

9.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their review report dated 17 January 2025, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 December 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and PDR contained in the group reporting pack of the Company.’

Our conclusion is not modified in respect of this matter.

10.	The consolidated financial results of the Group and its associates for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The Consolidated financial results of the group and its associates for the corresponding quarter ended 31 December 2023 and corresponding period from 1 April 2023 to 31 December 2023 were reviewed jointly by the predecessor auditors whose report dated 20 January 2024 had expressed an unmodified conclusion.

Our conclusion on the Statement is not modified in respect of this matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503 UDIN: 25109503BMOQAG8131	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684 UDIN: 25101684BMMLKS1128

Place: Mumbai	Place: Mumbai
Date: 25 January 2025	Date: 25 January 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the statement.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Private Limited

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited

21.	ICICI Merchant Services Private Limited

22.	India Infradebt Limited

23.	India Advantage Fund-III

24.	India Advantage Fund-IV

25.	Arteria Technologies Private Limited

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 25, 2025

Performance Review: Quarter ended December 31, 2024

•	Profit before tax excluding treasury grew by 12.8% year-on-year to ₹ 15,289 crore (US$ 1.8 billion) in the quarter ended December 31, 2024 (Q3-2025)

•	Core operating profit grew by 13.1% year-on-year to ₹ 16,516 crore (US$ 1.9 billion) in Q3-2025

•	Excluding dividend income from subsidiaries, core operating profit grew by 14.7% year-on-year in Q3-2025

•	Profit after tax grew by 14.8% year-on-year to ₹ 11,792 crore (US$ 1.4 billion) in Q3-2025

•	Total period-end deposits grew by 14.1% year-on-year to ₹ 15,20,309 crore (US $ 177.6 billion) at December 31, 2024

•	Average deposits grew by 13.7% year-on-year to ₹ 14,58,489 crore (US$ 170.3 billion) at December 31, 2024

•	Average current account and savings account (CASA) ratio was 39.0% in Q3-2025

•	Domestic loan portfolio grew by 15.1% year-on-year to ₹ 12,82,778 crore (US$ 149.8 billion) at December 31, 2024

•	Net NPA ratio was 0.42% at December 31, 2024 compared to 0.42% at September 30, 2024

•	Provisioning coverage ratio on non-performing loans was 78.2% at December 31, 2024

•	Including profits for the nine months ended December 31, 2024 (9M-2025), total capital adequacy ratio was 16.60% and CET-1 ratio was 15.93% on a standalone basis at December 31, 2024

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2024 (Q3- 2025). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 12.8% year-on-year to ₹ 15,289 crore (US$ 1.8 billion) in Q3-2025 from ₹ 13,551 crore (US$ 1.6 billion) in the quarter ended December 31, 2023 (Q3-2024)

•	Core operating profit grew by 13.1% year-on-year to ₹ 16,516 crore (US$ 1.9 billion) in Q3-2025 from ₹ 14,601 crore (US$ 1.7 billion) in Q3-2024

•	Excluding dividend income from subsidiaries, core operating profit grew by 14.7% year-on-year in Q3-2025

•	Net interest income (NII) increased by 9.1% year-on-year to ₹ 20,371 crore (US$ 2.4 billion) in Q3-2025 from ₹ 18,678 crore (US$ 2.2 billion) in Q3-2024

•	The net interest margin was 4.25% in Q3-2025 compared to 4.27% in Q2-2025 and 4.43% in Q3-2024

•	Non-interest income, excluding treasury, increased by 12.1% year-on-year to ₹ 6,697 crore (US$ 782 million) in Q3-2025 from ₹ 5,975 crore (US$ 698 million) in Q3-2024

•	Fee income grew by 16.3% year-on-year to ₹ 6,180 crore (US$ 722 million) in Q3-2025 from ₹ 5,313 crore (US$ 621 million) in Q3-2024. Fees from retail, rural and business banking customers constituted about 78% of total fees in Q3-2025

•	Treasury gains were ₹ 371 crore (US$ 43 million) in Q3-2025 as compared to 123 crore (US$14 million) in Q3-2024

•	Provisions (excluding provision for tax) were ₹ 1,227 crore (US$ 143 million) in Q3-2025 compared to ₹ 1,050 crore (US$ 123 million) in Q3-2024 and ₹ 1,233 crore (US$ 144 million) in Q2-2025

•	Profit before tax grew by 14.5% year-on-year to ₹ 15,660 crore (US$ 1.8 billion) in Q3-2025 from ₹ 13,674 crore (US$ 1.6 billion) in Q3-2024

•	Profit after tax grew by 14.8% year-on-year to ₹ 11,792 crore (US$ 1.4 billion) in Q3-2025 from ₹ 10,272 crore (US$ 1.2 billion) in Q3-2024

Credit growth

The net domestic advances grew by 15.1% year-on-year and 3.2% sequentially at December 31, 2024. The retail loan portfolio grew by 10.5% year-on-year and 1.4% sequentially, and comprised 52.4% of the total loan portfolio at December 31, 2024. Including non-fund outstanding, the retail portfolio was 43.9% of the total portfolio at December 31, 2024. The business banking portfolio grew by 31.9% year-on-year and 6.4% sequentially at December 31, 2024. The rural portfolio grew by 12.2% year-on-year and 0.9% sequentially at December 31, 2024. The domestic corporate portfolio grew by 13.2% year-on-year and 4.3% sequentially at December 31, 2024. Total advances increased by 13.9% year-on-year and 2.9% sequentially to ₹ 13,14,366 crore (US$ 153.5 billion) at December 31, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank continued to enhance the use of technology in its operations to provide simplified solutions to customers. The Bank has introduced DigiEase, a digital platform designed to streamline the customer onboarding process for business banking. This enhances operational efficiency and customer experience by integrating multiple digital services into a single seamless workflow. iLens, the retail lending platform, is being upgraded on an ongoing basis, with retail credit cards now integrated in the platform along with mortgages, personal loans and education loans.

The Bank will continue to make investments in the computing infrastructure and upgrade digital channels to further strengthen system resilience and simplify processes for enhancing customer experience.

Deposit growth

Total period-end deposits increased by 14.1% year-on-year and 1.5% sequentially to ₹ 15,20,309 crore (US$ 177.6 billion) at December 31, 2024. Average deposits increased by 13.7% year-on-year and 2.1% sequentially to ₹ 14,58,489 crore (US$ 170.3 billion) in Q3-2025. Average current account deposits increased by 13.1% year-on-year and 4.5% sequentially in Q3-2025. Average savings account deposits increased by 12.3% year-on-year and 1.3% sequentially in Q3-2025.

With the addition of 129 branches during Q3-2025, the Bank had a network of 6,742 branches and 16,277 ATMs & cash recycling machines at December 31, 2024.

Asset quality

The gross NPA ratio was 1.96% at December 31, 2024 compared to 1.97% at September 30, 2024. The net NPA ratio was 0.42% at December 31, 2024 compared to 0.42% at September 30, 2024. The gross NPA additions were ₹ 6,085 crore (US$ 711 million) in Q3-2025 compared to ₹ 5,916 (US$ 691 million) in Q1-2025 and ₹ 5,073 crore (US$ 593 million) in Q2-2025. The Bank typically witnesses higher NPA additions from the kisan credit card portfolio in the first and third quarter of a fiscal year. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,392 crore (US$ 396 million) in Q3-2025 compared to ₹ 3,292 crore (US$ 384 million) in Q1-2025 and ₹ 3,319 crore (US$ 388 million) in Q2-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 2,693 crore (US$ 315 million) in Q3-2025 compared to ₹ 2,624 (US$ 306 million) in Q1-2025 and ₹ 1,754 crore (US$ 205 million) in Q2-2025. The Bank has written-off gross NPAs amounting to ₹ 2,011 crore (US$ 235 million) in Q3-2025. The provisioning coverage ratio on non-performing loans was 78.2% at December 31, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 2,107 crore (US$ 246 million) or 0.2% of total advances at December 31, 2024 from ₹ 2,546 crore (US$ 297 million) at September 30, 2024. The Bank holds provisions amounting to ₹ 691 crore (US$ 81 million) against these borrowers under resolution, as of December 31, 2024. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) at December 31, 2024.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 2,193 crore (US$ 256 million) at December 31, 2024 compared to ₹ 3,386 crore (US$ 395 million) at September 30, 2024.

Capital adequacy

Including profits for the nine months ended December 31, 2024 (9M-2025), the Bank’s total capital adequacy ratio at December 31, 2024 was 16.60% and CET-1 ratio was 15.93% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Consolidated results

The consolidated profit after tax increased by 16.6% year-on-year to ₹ 12,883 crore (US$ 1.5 billion) in Q2-2025 from ₹ 11,053 crore (US$ 1.3 billion) in Q3-2024.

Consolidated assets grew by 14.7% year-on-year to ₹ 25,31,488 crore (US$ 295.7 billion) at December 31, 2024 from ₹ 22,08,018 crore (US$ 257.9 billion) at December 31, 2023.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was ₹ 6,905 crore (US$ 806 million) in 9M-2025 compared to ₹ 5,430 crore (US$ 634 million) in 9M-2024. Value of New Business (VNB) of ICICI Life was ₹ 1,575 crore (US$ 184 million) in 9M-2025 compared to ₹ 1,451 crore (US$ 169 million) in 9M-2024. The VNB margin was 22.8% in 9M-2025 compared to 24.6% in FY2024 and 26.7% in 9M-2024. The profit after tax increased to ₹ 803 crore (US$ 94 million) in 9M-2025 compared to ₹ 679 crore (US$ 79 million) in 9M-2024 and ₹ 326 crore (US$ 38 million) in Q3-2025 compared to ₹ 227 crore (US$ 27 million) in Q3-2024.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) was ₹ 6,214 crore (US$ 726 million) in Q3-2025 as compared to ₹ 6,230 crore (US$ 728 million) in Q3-2024. The combined ratio stood at 102.7% in Q3-2025 compared to 103.6% in Q3-2024. The profit after tax of ICICI General increased by 67.9% to ₹ 724 crore (US$ 85 million) in Q3-2025 from ₹ 431 crore (US$ 50 million) in Q3-2024. With effect from October 1, 2024,

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

long-term products are accounted on 1/n basis, as mandated by IRDAI, hence Q3 numbers are not fully comparable.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 632 crore (US$ 74 million) in Q3-2025 from ₹ 546 crore (US$ 64 million) in Q3-2024.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased to ₹ 504 crore (US$ 59 million) in Q3-2025 from ₹ 466 crore (US$ 54 million) in Q3-2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

					₹ crore
	FY2024	Q3-2024	9M-2024	Q2-2025	Q3-2025	9M-2025
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	74,306	18,678	55,213	20,048	20,371	59,972
Non-interest income	22,949	5,975	17,019	6,496	6,697	19,582
- Fee income	20,796	5,313	15,360	5,894	6,180	17,564
- Dividend income from subsidiaries	2,073	650	1,589	541	509	1,944
- Other income	80	12	70	61	8	74
Less:
Operating expense	39,133	10,052	29,430	10,501	10,552	31,583
Core operating profit[1]	58,122	14,601	42,802	16,043	16,516	47,971
Total net provision	3,643	1,050	2,924	1,233	1,227	3,792
- Contingency provisions[2]	-	-	-	-	-	-
- Other provisions	3,643	1,050	2,924	1,233	1,227	3,792
Profit before tax excl. treasury	54,479	13,551	39,878	14,810	15,289	44,179
Treasury	9[3]	123	290	680	371	1,664
Profit before tax	54,488	13,674	40,168	15,490	15,660	45,843
Less:
Provision for taxes	13,600	3,402	9,987	3,744	3,868	11,246
Profit after tax	40,888	10,272	30,181	11,746	11,792	34,597

1.	Excluding treasury

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at December 31, 2024

3.	The treasury loss during Q4-2024 includes the impact of transfer of negative balance of ₹ 340 crore (US$ 40 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

4.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

				₹ crore
	31-Dec-23	31-Mar-24	30-Sep-24	31-Dec-24
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,403	1,405	1,409	1,412
Employee stock options outstanding	1,243	1,405	1,651	1,802
Reserves and surplus	2,24,191	2,35,589	2,56,480	2,68,429
Deposits	13,32,315	14,12,825	14,97,761	15,20,309
Borrowings (includes subordinated debt)	1,26,871	1,24,968	1,24,493	1,27,731
Other liabilities and provisions	97,199	95,323	95,064	93,660
Total capital and liabilities	17,83,222	18,71,515	19,76,858	20,13,343

Assets
Cash and balances with Reserve Bank of India	64,869	89,712	89,102	75,780
Balances with banks and money at call and short notice	34,459	50,214	47,697	67,635
Investments	4,36,650	4,61,942	4,79,098	4,71,978
Advances	11,53,771	11,84,406	12,77,240	13,14,366
Fixed assets	10,354	10,860	11,546	11,922
Other assets	83,119	74,381	72,175	71,662
Total assets	17,83,222	18,71,515	19,76,858	20,13,343
1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 85.62

Item 5.

Annexure

Mr. Sandeep Batra (DIN: 03620913)

Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank and is responsible for the Corporate Centre since July 2018.

He is the Chairman of ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Venture Funds Management Company Limited. He also serves on the Board of ICICI Lombard General Insurance Company Limited.

He has been with ICICI since 2000 and has worked in various areas across the group.

He is a Chartered Accountant and Company Secretary by qualification.

Mr. Batra is not related to any other director of the Bank. We affirm that
Mr. Batra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Mr. Rakesh Jha (DIN: 00042075)

Mr. Rakesh Jha is an Executive Director on the Board of ICICI Bank. He is responsible for the Retail, Wholesale, Markets, Treasury, Transaction Banking, Digital Channels, Brand & Marketing functions of the Bank.

He is the Chairperson of the Board of ICICI Lombard General Insurance Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited. He also serves on the Board of ICICI Venture Funds Management Company Limited.

He has been with ICICI since 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role.

He has a management degree from the Indian Institute of Management, Lucknow and an engineering degree from the Indian Institute of Technology, Delhi.

Mr. Jha is not related to any other director of the Bank. We affirm that Mr. Jha is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 25, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager